Prospectus Supplement
John Hancock Tax-Advantaged Global Shareholder Yield Fund (the fund)
Supplement dated December 14, 2023 to the current Prospectus, as may be supplemented (the Prospectus)
At its meeting held on December 12-14, 2023, the Board of Trustees (the “Board”) of the fund, voted to recommend that the shareholders of John Hancock Tax-Advantaged Global Shareholder Yield Fund, a closed-end fund traded on the New York Stock Exchange, approve a proposed tax-free reorganization of the Fund into John Hancock Global Shareholder Yield Fund, an open-end fund that is a series of John Hancock Funds III (“Global Shareholder Yield Fund” and, together with the fund, the “funds”), as described below (the “Reorganization”). John Hancock Investment Management LLC, the investment adviser of the fund, believes that the Reorganization will allow the fund shareholders to benefit from economies of scale provided by the combined assets under management and from the continued investment management services of Epoch Investment Partners, the sub-adviser to each of the funds. Shareholders of record as of January 17, 2024, are entitled to vote on the Reorganization.
Under the terms of the Reorganization, subject to shareholder approval at a shareholder meeting scheduled to be held on or about April 15, 2024 the fund would transfer all of its assets to Global Shareholder Yield Fund in exchange for corresponding shares of Global Shareholder Yield Fund. Global Shareholder Yield Fund would also assume substantially all of the fund’s liabilities. Under the terms of the Reorganization, which will be described in the Proxy Statement/Prospectus when it is filed with the SEC, the aggregate net asset value of JGYIX shares received by fund shareholders is anticipated to be equal to the aggregate net asset value of the common shares of the fund held by its shareholders. The corresponding shares of Global Shareholder Yield Fund would then be distributed to the fund’s shareholders, and the fund would cease trading, be de-listed, and would be terminated. If approved by the fund’s shareholders, the Reorganization is expected to occur as of the close of business on or about April 26, 2024 (the “Closing Date”). Further information regarding the Reorganization will be contained in a Proxy Statement/Prospectus, which is expected to be delivered to shareholders on or about February 26, 2024.
The fund will continue trading on the New York Stock Exchange, and its common shares may be bought or sold, through shareholder approval of the Reorganization. The fund is anticipated to continue trading until approximately seven days before the Closing Date, when the fund is expected to cease trading. All shareholders holding fund shares will receive Global Shareholder Yield Fund shares upon the closing of the Reorganization.
Prior to the Reorganization, any dividends paid will be paid in accordance with the current dividend option of an account; accounts in which the dividend reinvestment option has been chosen will receive any dividends in the form of additional shares of the fund.
To satisfy an Internal Revenue Service requirement, the fund hereby designates the maximum amount of the net long term gains earned as a capital gain dividend, if any, with respect to the fund’s final taxable year. Please refer to Form 1099-DIV for tax reporting purposes. The last reported sales price, NAV per share and percentage premium to NAV per share of the Common Shares as of October 4, 2023, were $4.28, $4.93, and -13.19%, respectively.
The foregoing is not an offer to sell, nor a solicitation of an offer to buy, any shares in connection with the Reorganization, nor is it a solicitation of any proxy. For important information regarding the fund or Global Shareholder Yield Fund, or to receive a free copy of the Proxy Statement/Prospectus relating to the proposed merger, please call the funds’ toll-free telephone number: John Hancock Investment Management Closed-End Fund Information Line at 1-800-843-0090, Monday through Friday between 8:00 a.m. and 7:00 p.m., Eastern Time. The Proxy Statement/Prospectus contains important information about fund objectives, strategies, fees, expenses, risks, and the Board’s considerations in approving the Reorganization. The Proxy Statement/Prospectus also is available for free on the SEC’s website (www.sec.gov). Please read the Proxy Statement/Prospectus carefully before making any decision to invest in any shares in connection with the Reorganization or when considering whether to vote for the Reorganization.
You should read this supplement in conjunction with the Prospectus and retain it for your future reference.
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